UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

UNIVERSAL SECURITY INSTRUMENTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

913821302

(CUSIP Number)

November 22, 2021

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 5 Pages

CUSIP No. 913821302	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Four Kids Investment Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 220,800 Shares (1)

6.	SHARED VOTING POWER - None

7.	SOLE DISPOSITIVE POWER – 220,800 Shares (1)

8.	SHARED DISPOSITIVE POWER – None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 220,800 Shares (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.547%
12.	TYPE OF REPORTING PERSON

CO

(1)	Based on 2,312,887 shares outstanding as of September 30, 2021 as reported on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2021.

CUSIP No. 913821302	13G	Page 3 of 5 Pages

ITEM 1 (a) NAME OF ISSUER: Universal Security Instruments, Inc., a Maryland corporation

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

11407 Cronhill Drive, Suite A, Owings Mills, Maryland 21117

ITEM 2 (a) NAME OF PERSON FILING: Four Kids Investment Fund LLC

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

5825 Windsor Court, Boca Raton, FL 33496

ITEM 2 (c) CITIZENSHIP: Florida

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01

ITEM 2 (e) CUSIP NUMBER: 913821302

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED: 220,800 Shares (1)

(b)	PERCENT OF CLASS: 9.547%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE

220,800 Shares (1)

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

220,800 Shares (1)

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 913821302	13G	Page 4 of 5 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 913821302	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2021
(Date)

/s/ Jonathan Honig
(Signature)

Jonathan Honig, Manager
(Name/Title)